

June 7, 2011

Mr. Mark R. Bachmann
Chief Financial Officer
Zep Inc.
1310 Seaboard Industrial Boulevard
Atlanta, Georgia 30318

      Re: Form 10-K for the Year Ended August 31, 2010
             Form 10-Q for the Period Ended February 28, 2011
                File No. 1-33633

Dear Mr. Bachmann:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended August 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

General, page 23

2. You disclose on page 55 that certain customer-related shipping and handling costs are included in the selling, distribution, and administrative expenses line item rather than in cost of products sold. Please disclose whether you exclude purchasing and receiving costs, inspection costs, or any other costs of your distribution network from the cost of products sold line item as well. Please also disclose that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, distribution, and administrative expenses.

Liquidity and Capital Resources, page 25

3. Please enhance your disclosure to address the following:
   - Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of August 31, 2010; and
   - Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
   Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Critical Accounting Estimates

Long-Lived and Intangible Assets and Goodwill, page 36

4. At February 28, 2011, property, plant, and equipment, net and identifiable intangible assets each represent approximately 16% of your total assets. In this regard, please expand your disclosures to provide additional insight on your impairment considerations by addressing the following:
   - Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25; and
   - Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances.
   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Financial Statements

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Goodwill and Identifiable Intangible Assets, page 53

5. In connection with your acquisition of Amrep, you recorded $23.8 million of
    customer relationships intangible assets, which are being amortized over eighteen
    years. In your acquisition of certain brands and assets and assumed liabilities of the
    North American operations of Waterbury Companies, Inc., you recorded customer
    relationship intangible assets of $27 million, which are being amortized over a period
    ranging from 8 to 22 years. As a result of the negligible attrition rate in the customer
    bases, you determined that the difference between the straight-line method of
    amortization and the attrition method is not significant. Please help us understand
    how you arrived at the appropriate amortization periods based on your consideration
    of ASC 350-30-35-1 through 5. Please provide us with a summary of the analysis
    you performed to determine that there were negligible attrition rates in the customer
    bases. Please also tell us your basis for any significant estimates and assumptions
    used in your analysis.

Depreciation, page 55

6. Please disclose the line item(s) in which you include depreciation and amortization.
    If you do not allocate depreciation and amortization to cost of products sold, please
    tell us what consideration you gave to SAB Topic 11:B.

Note 3 – Acquisitions, page 58

7. Please provide all of the applicable disclosures required by ASC 805-10-50, ASC
    805-20-50, and ASC 805-30-50. Your disclosures should include the following:
    *   The acquisition-date fair value of the total consideration transferred and the
        acquisition-date fair value of each major class of consideration for the Niagara
        National, LLC acquisition in October 2010. Refer to ASC 805-30-50-1(b);
    *   The amount of acquisition-related costs. Refer to ASC 805-10-50-2(e) and (f) as
        well as ASC 805-10-55-41;
    *   The amount recognized as of the acquisition date related to contingent
        consideration arrangements. Refer to ASC 805-30-50-1(c)(1); and
    *   The amounts recognized as of the acquisition date for each major class of assets
        acquired and liabilities assumed for the Niagara National, LLC acquisition. Refer
        to ASC 805-20-50-1(c).

Note 5 - Debt Obligations, page 61

8. Please confirm to us that you were in compliance with the covenants contained in
    your debt agreements as of August 31, 2010. In a similar manner to your Form 10-Q
    for the period ended February 28, 2011, please clearly disclose whether you were in
    compliance.

Note 8 - Commitments and Contingencies, page 70
Litigation, page 71

9. You disclose that you cannot make a meaningful estimate of actual costs to be
    incurred that could possibly be higher or lower than the amounts reserved. Please
    revise your disclosure to clarify, if true, that you cannot estimate the amount or range
    of reasonably possible losses in excess of the amount accrued. Please also
    supplementally tell us why you currently cannot do so and explain to us the process
    you undertake for each contingency on an ongoing basis in an effort to do so.

Environmental Matters Pertaining to Zep's Historical Operations, page 72 and
Environmental Liabilities Assumed in the Acquisition of Amrep, page 72

10. In each of the proceedings in which you or Amrep has been named as a party that
    allegedly generated hazardous substances that were transported to a waste site owned
    and operated by another party, you appear to have determined that any loss is not
    material. Please note that a statement that a contingency is not expected to be
    material does not satisfy the requirements of ASC 450 if there is at least a reasonable
    possibility that a loss exceeding amounts already recognized may have been incurred
    and the amount of that additional loss is material. Please disclose the range of
    possible loss or additional loss or state that such a loss cannot be estimated. Refer to
    ASC 450-20-50 and SAB Topic 5:Y.

Form 10-Q for the Period Ended February 28, 2011

General

11. Please address the above comments in your interim filings as well, as applicable.

Note 2. Acquisitions
Waterbury Companies, Inc., page 7

12. You acquired certain brands and assets and assumed certain liabilities of the North
    American operations of Waterbury Companies, Inc. You used the purchase method

of accounting, which resulted in the recording of $22.6 million of goodwill. Please address the following:

- Please tell us how you determined that you acquired a business based on the definition provided in ASC 805-10-55-4 through 9; and
- The purchase price appears to represent approximately 19% of your total assets as of August 31, 2010. Please tell us what consideration you gave to Rule 3-05 of Regulation S-X in determining whether audited financial statements and corresponding pro forma financial information should be provided for this acquisition in a Form 8-K. Please specifically address how you determined this was an acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X as well as provide us your significance tests.

MD&A

Liquidity and Capital Resources, page 14

13. Please further enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. You have three principal sources of near-term liquidity: (1) existing cash and cash equivalents; (2) cash generated by operations; and (3) available borrowing capacity under your five-year senior credit facility. When there are significant changes in the sources of cash, please advise how you determined that these sources will continue to be sufficient to meet your needs including whether alternative sources of cash are available. In this regard, you reported net cash provided of $4 million for the six months ended February 28, 2010 compared to net cash used of $2.9 million for the six months ended February 28, 2011. Your availability under the 2010 credit facility went from $220 million at August 31, 2010 to $158.9 million at February 28, 2011 and your cash and cash equivalents went from $25.3 million at August 31, 2010 to $6.9 million at February 28, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief